corp.roblox.com	970 Park Place San Mateo, CA 94403
July 5, 2023

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins
Melissa Kindelan

Re: Roblox Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2023
Filed May 10, 2023
File No. 001-39763
Ladies and Gentlemen:
On behalf of Roblox Corporation (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated June 16, 2023 containing comments regarding the above-referenced filings. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than July 14, 2023.
Please do not hesitate to contact me at arawlings@roblox.com if you have any questions or require additional information. I thank you in advance for your consideration.
                                Sincerely,
                                Roblox Corporation
/s/ Amy Rawlings
                                Chief Accounting Officer
cc:     Michael Guthrie, Chief Financial Officer
Mark Reinstra, General Counsel